December 3, 2014

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Enviva Partners, LP

Registration Statement on Form S-1

Filed October 28, 2014

File No. 333-199625

Ladies and Gentlemen:

Set forth below are the responses of Enviva Partners, LP (the “Registrant”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2014, with respect to the above-captioned Registration Statement on Form S-1, File No. 333-199625, filed on October 28, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Use of Proceeds, page 51

1.	We note your response to comment 3 of our letter dated February 10, 2014. Please revise this section to indicate that a portion of the distribution will be used to reimburse capital expenditures of your sponsor.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see pages 14 and 51.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission December 3, 2014 Page 2

Books and Reports, page 184

2.	Please tell us why the quarterly reports will be provided within 50 days of the end of the quarter rather than within 45 days. See Part 15 of Industry Guide 5.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the referenced provisions of the Registrant’s partnership agreement match the current longest filing deadlines for Forms 10-K and 10-Q, taking into effect the additional 15-day and 5-day periods provided in Rule 12b-25. We believe the description of the partnership agreement provisions complies with Part 15 of Industry Guide 5.

Financial Statements

Green Circle Bio Energy, Inc.

Balance Sheets, page F-59

3.	We note the balance sheet information presented as of June 30, 2013 is labelled “Audited,” while the interim information for the six months ended June 30, 2013 is described as “unaudited.” It appears you should revise the audit status of the June 30, 2013 balance sheet information.

RESPONSE: The Registrant has revised the Registration Statement accordingly with respect to the balance sheet information presented as of September 30, 2013. Please see page F-59.

4.	Please have your auditors provide you with an audit opinion which identifies the city and state of the office that conducted the audit. It appears from the consent provided with your filing, the Panama City Beach, Florida office of Carr, Riggs & Ingram, L.L.C. may have conducted the audit, but it is unclear.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page F-75.

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Securities and Exchange Commission December 3, 2014 Page 3

Please direct any questions you have with respect to the foregoing responses or Amendment No. 1 to me at (713) 758-4629 or to Chris Mathiesen at (713) 758-2173.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. – Enviva Partners, LP

Sean Wheeler – Latham & Watkins LLP